Exhibit 99.2

Unaudited Condensed Interim Consolidated Financial Statements of
Triple Flag Precious Metals Corp.

For the three months ended March 31, 2025.

(Expressed in United States Dollars)

Triple Flag Precious Metals Corp.

Condensed Interim Consolidated Balance Sheets

($US thousands) (Unaudited)	As at March 31, 2025	As at December 31, 2024

ASSETS
Cash and cash equivalents	$18,757	$36,245
Amounts receivable and prepaid expenses (Note 5)	15,604	16,953
Prepaid gold interests (Note 6)	14,001	14,252
Inventory	5,464	3,835
Investments (Note 7)	3,692	3,010
Income tax receivable	1,123	1,066
Loans receivable	—	284
Current assets	58,641	75,645

Mineral interests (Note 8)	1,688,558	1,646,634
Prepaid gold interests (Note 6)	34,824	35,287
Deferred income tax	7,950	8,446
Loans receivable	1,821	1,500
Other assets	2,261	2,467
Non-current assets	1,735,414	1,694,334

TOTAL ASSETS	$1,794,055	$1,769,979

LIABILITIES AND EQUITY
Liabilities
Amounts payable and other liabilities	$20,162	$23,090
Income tax payable	4,762	3,718
Lease obligation	331	318
Current liabilities	25,255	27,126

Deferred income tax	3,644	2,934
Lease obligation	1,281	1,373
Other non-current liabilities	2,184	2,826
Non-current liabilities	7,109	7,133

Shareholders’ equity
Share capital (Note 12)	1,739,390	1,744,341
Retained earnings (deficit)	6,857	(23,773)
Other	15,444	15,152
	1,761,691	1,735,720

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,794,055	$1,769,979

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Triple Flag Precious Metals Corp.

Condensed Interim Consolidated Statements of Income

For the three months ended March 31 ($US thousands, except per share information) (unaudited)	2025	2024

Revenue (Note 14)	$82,245	$57,528

Cost of sales
Cost of sales excluding depletion	(11,762)	(6,549)
Depletion	(20,549)	(17,720)
Gross profit	49,934	33,259

General administration costs (Note 10)	(5,121)	(5,478)
Business development costs (Note 10)	(262)	(834)
Impairment reversals and expected credit losses (Note 13)	—	(6,262)
Operating income	44,551	20,685

Increase in fair value of investments and prepaid gold interests (Note 6 and 7)	5,617	1,677
Finance costs, net	(601)	(1,294)
Sustainability initiatives	(134)	(193)
Foreign currency translation gain	89	40
Other expenses	—	(773)
Other income (expenses)	4,971	(543)

Earnings before income taxes	49,522	20,142
Income tax expense	(4,001)	(2,718)
Net earnings	$45,521	$17,424

Earnings per share (Note 11)
Basic	$0.23	$0.09
Diluted	$0.23	$0.09

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Triple Flag Precious Metals Corp.

Condensed Interim Consolidated Statements of Cash Flows

For the three months ended March 31 ($US thousands) (unaudited)	2025	2024

Operating activities
Net earnings	$45,521	$17,424
Adjustments for the following items:
Depletion	20,549	17,720
Non-cash cost of sales from prepaid gold interests (Note 6)	5,643	2,173
Amortization	85	90
Expected credit losses (Note 13)	—	6,851
Increase in fair value of investments and prepaid gold interests (Note 6 and 7)	(5,617)	(1,677)
Stock-based compensation expense	292	686
Income tax expense	4,001	2,718
Finance charges and other costs, net	601	1,257
Operating cash flow before working capital and taxes	71,075	47,242
Income taxes paid, net	(1,970)	(1,885)
Change in working capital (Note 16)	(3,251)	(6,482)
Operating cash flow	65,854	38,875

Investing activities
Acquisition of mineral interests (Note 8)	(63,511)	(1,436)
Acquisition of loans	—	(6,885)
Acquisition of prepaid gold interests and investments (Note 6 and 7)	—	(6,330)
Net cash used in investing activities	(63,511)	(14,651)

Financing activities
Proceeds from issuance of debt (Note 9)	20,000	10,000
Repayments of debt (Note 9)	(20,000)	(7,000)
Proceeds from exercise of stock options and warrants	-	370
Normal course issuer bid ("NCIB") purchase of common shares (Note 12)	(8,017)	(3,582)
Dividends paid (Note 12)	(11,045)	(10,556)
Repayments and interest on lease obligation	(108)	(81)
Payments of interest	(664)	(1,413)
Net cash used in financing activities	(19,834)	(12,262)
Effect of exchange rate changes on cash and cash equivalents	3	20
(Decrease)/ increase in cash and cash equivalents during the year	(17,488)	11,982
Cash and cash equivalents at beginning of the year	36,245	17,379
Cash and cash equivalents at end of the year	$18,757	$29,361

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Triple Flag Precious Metals Corp.

Condensed Interim Consolidated Statements of Changes in Equity

($US thousands, except share information) (unaudited)	Common Shares	Share Capital	Retained Earnings (Deficit)	Other	Total

At January 1, 2024	201,353,962	$1,749,180	$46,831	$14,730	$1,810,741

Issuance of shares from exercise of stock options	49,731	292	—	—	292
NCIB purchase of common shares and automatic share purchase plan ("ASPP") (Note 12)	(283,100)	(2,866)	(716)	—	(3,582)
Stock-based compensation expense	—	—	—	686	686
Net earnings	—	—	17,424	—	17,424
Dividends	—	—	(10,556)	—	(10,556)
Balance at March 31, 2024	201,120,593	$1,746,606	$52,983	$15,416	$1,815,005

At January 1, 2025	201,211,843	$1,744,341	$(23,773)	$15,152	$1,735,720

Issuance of shares from exercise of stock options	97,309	(780)	—	—	(780)
NCIB purchase of common shares and ASPP (Note 12)	(488,600)	(4,171)	(3,846)	—	(8,017)
Stock-based compensation expense	—	—	—	292	292
Net earnings	—	—	45,521	—	45,521
Dividends	—	—	(11,045)	—	(11,045)
Balance at March 31, 2025	200,820,552	$1,739,390	$6,857	$15,444	$1,761,691

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

1. Nature of operations

Triple Flag Precious Metals Corp. (“TF Precious Metals”) was incorporated on October 10, 2019, under the Canada Business Corporations Act. TF Precious Metals is domiciled in Canada and the address of its registered office is 161 Bay Street, Suite 4535, Toronto, Ontario, M5J 2S1, Canada.

The condensed interim consolidated financial statements of TF Precious Metals for the three months ended March 31, 2025 and 2024, comprise TF Precious Metals and its wholly owned subsidiaries (together, the “Company” or “Triple Flag”).

The Company is a precious metals streaming and royalty company. Its revenues are largely generated from a diversified portfolio of properties in Australia, Canada, Colombia, Côte d’Ivoire, Mexico, Mongolia, Peru, South Africa and the United States.

2. Basis of presentation

These condensed interim consolidated financial statements of TF Precious Metals and its subsidiaries have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

These condensed interim consolidated financial statements should be read in conjunction with TF Precious Metals’ most recently issued audited financial statements for the years ended December 31, 2024 and 2023 (“2024 Annual Financial Statements”), which include information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s material accounting policies were presented in Note 3 to the 2024 Annual Financial Statements and have been consistently applied in the preparation of these condensed interim consolidated financial statements. Certain comparative figures have been reclassified to conform to current year presentation. There was no new accounting standards effective January 1, 2025, that had a material impact to the Company’s financial statements as at March 31, 2025. These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of TF Precious Metals on May 6, 2025.

3. Critical accounting estimates and judgments

The judgments, estimates, assumptions and risks discussed here reflect updates from the 2024 Annual Financial Statements. For judgments, estimates, assumptions and risks related to other areas not discussed in these condensed interim consolidated financial statements, please refer to Note 4 of the 2024 Annual Financial Statements.

Impairment

As at March 31, 2025, the Company did not identify any indicators of impairment or indicators of impairment losses previously recognized which should be reversed or partially reversed.

4. Key developments

Acquisition of 0.5% gross revenue (“GR”) royalty on the Tres Quebradas lithium project

On March 19, 2025, Triple Flag completed the acquisition of an existing 0.5% GR royalty from Lithium Royalty Corp. for a total cash consideration of $28.0 million. The royalty covers all mineral properties comprising the Tres Quebradas lithium project. Tres Quebradas, located in Catamarca province, Argentina, is 100%-owned and operated by Zijin Mining Group Co., Ltd. through its subsidiary Liex SA.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Acquisition of 5% silver and gold streams on Arcata and Azuca Mines

On February 27, 2025, Triple Flag completed the acquisition of 5% silver and gold streams on each of the Arcata and Azuca mines (the “Sierra Sun Streams”) operated by Sierra Precious Metals S.A.C., for a total cash consideration of $35.0 million. Triple Flag will make ongoing payments of 10% of the spot silver and gold price for each ounce delivered under the Sierra Sun Streams. The Sierra Sun Streams cover the existing mining and exploration licenses for the Arcata and Azuca mines, both located in Peru, for the life of the operations and there is no step-down in stream rates.

Kensington litigation settlement

On March 28, 2024, Triple Flag and Coeur Mining, Inc. (“Coeur”) entered into a settlement agreement to resolve litigation regarding the terms of a royalty held by Triple Flag on Coeur’s Kensington gold mine.

As part of the settlement agreement, Triple Flag received $6.75 million in Coeur shares ($3.0 million received in April 2024, and $3.75 million received in March 2025). The Coeur share consideration is in settlement of royalties in arrears and litigation expenses incurred. As such, the settlement amounts were recognized as revenue and recoupment of costs in the condensed interim consolidated statement of income for the three months ended March 31, 2024.

Further to that settlement, Triple Flag and Coeur agreed to amend the terms of the existing Kensington royalty to provide that:

●	Effective January 1, 2024, the royalty to pay at a rate of 1.25% of net smelter returns (“NSR”) occurring through to December 31, 2026; and
●	The royalty rate will increase to 1.50% of net smelter returns from January 1, 2027.

The amended NSR royalty is subject to a cap of two million ounces of gold, adjusted for consideration received related to royalties in arrears.

5. Amounts receivable and prepaid expenses

As at	March 31, 2025	December 31, 2024
Royalty receivables	$14,974	$16,022
Prepaid expenses	402	664
Value added tax recoverable	228	267
Total amounts receivable and prepaid expenses	$15,604	$16,953

Royalty receivables represent amounts that are generally collected within 60 days of quarter-end. Prepaid expenses largely represent various insurance programs that are in place.

6. Prepaid gold interests

As at	March 31, 2025	December 31, 2024
Auramet	$46,255	$46,082
Steppe Gold	2,570	3,457
Total prepaid gold interests	48,825	49,539
Current portion	14,001	14,252
Non-Current portion	$34,824	$35,287

For the three months ended March 31, 2025, the Company recognized a gain of $4.9 million (2024: $2.1 million), as a result of changes in the fair value of prepaid gold interests.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Auramet

The Prepaid Gold Interest contract requires Auramet to deliver 1,250 ounces of gold to Triple Flag per quarter. Triple Flag is required to make ongoing cash payments equal to 16% of the spot gold price for each gold ounce delivered. On September 27, 2031, and after 50,000 ounces of gold have been delivered, Auramet will have the option to terminate the prepaid interest agreement for a cash payment of $5.0 million, less certain cash flows related to the gold deliveries. The remaining contractual ounces to be delivered as of March 31, 2025, are 31,250 ounces of gold. The Auramet Prepaid Gold Interest is accounted for as a financial asset at fair value through profit or loss and is classified as level 3 of the fair value hierarchy.

Steppe Gold

On March 15, 2024, Triple Flag and Steppe Gold Ltd. (“Steppe Gold”) agreed to amend and restate the Steppe Gold Prepaid Gold Interest Agreement such that the Company made a further cash payment of $5.0 million in exchange for delivery of 2,650 ounces of gold. The Steppe Gold Prepaid Gold Interest is accounted for as a financial asset at fair value through profit or loss and is classified as level 3 of the fair value hierarchy.

On February 13, 2025, Triple Flag received a delivery of 1,000 ounces of gold under the Steppe Gold Prepaid Gold Interest Agreement. During the three months ended March 31, 2025, Steppe Gold did not make delivery of the remaining 1,650 gold ounces and defaulted on their obligation under the amended and restated agreement. As such, Triple Flag filed a statement of claim in the Ontario Superior Court of Justice demanding immediate delivery of the outstanding 1,650 gold ounces, or contractual damages owed, under the Steppe Gold Prepaid Gold Interest Agreement. The fair value of the prepaid gold interest as of March 31, 2025, was estimated by considering the credit risk associated with the financial asset due to the contractual dispute.

7. Investments

Investments comprise equity interests and warrants in publicly traded and private companies and have been recorded at fair value. The fair value of public equity investments is classified as level 1 of the fair value hierarchy, as the main valuation inputs used are quoted prices in active markets. The fair value of private equity investments is classified as level 3, as the relevant observable inputs are not available.  The fair value of the level 1 investments is $2.1 million (2024: $1.4 million) and the fair value of the level 3 investments is $1.6 million (2024: $1.6 million).

For the three months ended March 31, 2025, the Company recognized a gain of $0.7 million (2024: loss of $0.4 million) as a result of changes in fair value of investments.

8. Mineral interests

March 31, 2025	Mineral Streams	Royalties	Total[1]
Cost
As at January 1, 2025	$1,404,393	$846,879	$2,251,272
Additions[2]	35,135	28,511	63,646
As at March 31, 2025	$1,439,528	$875,390	$2,314,918

Accumulated depletion and impairments
As at January 1, 2025	$(487,633)	$(117,005)	$(604,638)
Depletion	(15,201)	(6,521)	(21,722)
As at March 31, 2025	$(502,834)	$(123,526)	$(626,360)
Carrying value	$936,694	$751,864	$1,688,558

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

December 31, 2024	Mineral Streams	Royalties	Total[1]
Cost
As at January 1, 2024	$1,357,954	$835,460	$2,193,414
Additions[3]	46,439	11,785	58,224
Disposals	—	(366)	(366)
As at December 31, 2024	$1,404,393	$846,879	$2,251,272

Accumulated depletion and impairments
As at January 1, 2024	$(337,290)	$(83,071)	$(420,361)
Depletion	(47,735)	(29,496)	(77,231)
Impairment charges[4]	(102,608)	(4,438)	(107,046)
As at December 31, 2024	$(487,633)	$(117,005)	$(604,638)
Carrying value	$916,760	$729,874	$1,646,634
1.	Includes $1,021 million (2024: $1,042 million) of depletable mineral interest and $668 million (2024: $605 million) of non-depletable mineral interest. Included within non-depletable mineral interest is $300 million (2024: $300 million) of exploration and evaluation assets, as defined by IFRS 6 Exploration for and Evaluation of Mineral Resources. No additions, disposals or impairments related to these assets in 2025 (2024: nil) Consequently, there were no cash flows related to these assets for the three months ended March 31, 2025 and 2024.
2.	Reflects the acquisition of the Sierra Sun Streams ($35.1 million) and the Tres Quebradas lithium project GR royalty ($28.5 million).
3.	Largely reflects the acquisition of the Agbaou stream ($19.9 million), Bonikro stream ($26.5 million), the Additional Tamarack Royalty ($8.0 million) and funding for the Prieska royalty ($3.4 million).
4.	Includes impairment charges for the Nevada Copper stream ($83.9 million), the Elevation Gold stream ($18.7 million), and other royalty interests ($4.4 million).

9. Debt

As at	March 31, 2025	December 31, 2024
Debt opening balance	$—	$57,000
Drawdowns	20,000	63,000
Repayments	(20,000)	(120,000)
Debt closing balance	$—	$—

Revolving Credit Facility

The Revolving Credit Facility (“Credit Facility”) is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of mineral interests and other assets. On April 22, 2025, the Company renewed the Credit Facility. Under the amended agreement, the Company has a Credit Facility of $700 million with an additional uncommitted accordion of up to $300 million maturing on April 22, 2029. The Credit Facility is secured by TF Precious Metals under a General Security Agreement.

Advances under the renewed Credit Facility can be drawn as follows:

●	Base rate loans with interest payable monthly at the greater of (a) the aggregate of (i) the Federal Funds Effective Rate and (ii) 1/2 of 1.0% per annum and (b) the Base Rate Canada, plus between 0.45% and 1.75% per annum depending upon the Company’s leverage ratio; or
●	SOFR loans for periods of one, two, three or six months with interest payable at a rate of SOFR, plus between 1.45% and 2.75% per annum, depending on the Company’s leverage ratio.

Finance costs for the three months ended March 31, 2025, were $0.7 million (2024: $1.6 million), including interest charges and standby fees. The Credit Facility includes covenants that require the Company to maintain certain financial ratios, including the Company’s leverage ratios. As at March 31, 2025, all such ratios and requirements were met.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

10. Operating expenses by nature1

For the three months ended March 31,	2025	2024
Employee costs[2,3]	$3,822	$4,568
Office, insurance and other expenses	1,198	1,331
Professional services[3]	363	413
Total general administration and business development costs	$5,383	$6,312

1.Includes general administration costs and business development costs.

2.	Includes share-based compensation expense of $3.5 million for the three months ended March 31, 2025 (2024: $1.9 million).

3.Certain costs have been presented within business development costs due to their nature.

11. Earnings per share – basic and diluted

For the three months ended March 31,	2025		2024
	Basic	Diluted	Basic	Diluted
Net earnings	$45,521	$45,521	$17,424	$17,424
Weighted average shares outstanding	200,944,812	201,329,822	201,140,642	201,180,685
Earnings per share	$0.23	$0.23	$0.09	$0.09

12. Shareholders’ equity

Share capital

The Company is authorized to issue an unlimited number of common and preferred shares. At March 31, 2025, the share capital comprised 200,820,552 common shares with no par value.

	Number of common shares	Share capital
Balance at December 31, 2023	201,353,962	$1,749,180
Exercise of stock options	473,081	(163)
NCIB purchase of common shares and ASPP	(615,200)	(4,676)
Balance at December 31, 2024	201,211,843	$1,744,341
Exercise of stock options	97,309	(780)
NCIB purchase of common shares and ASPP	(488,600)	(4,171)
Balance at March 31, 2025	200,820,552	$1,739,390

In November 2024, Triple Flag received approval from the TSX to renew its NCIB. Under the NCIB, the Company may acquire up to 10,071,642 (2023 NCIB: 10,078,488) of its common shares from time to time in accordance with the NCIB procedures of the TSX. Repurchases under the NCIB are authorized until November 14, 2025. Daily purchases will be limited to 39,117 common shares, representing 25% of the average daily trading volume of the common shares on the TSX for the period from May 1, 2024, to October 31, 2024, except where purchases are made in accordance with the “block purchase exemption” of the TSX rules. All common shares that are repurchased by the Company under the NCIB will be cancelled.

For the three months ended March 31, 2025, the Company purchased 488,600 of its common shares under the NCIB (2024: 283,100 common shares) for $8.0 million (2024: $3.6 million), of which $4.2 million (2024: $2.5 million) was share capital.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

In connection with the NCIB, the Company established an ASPP with the designated broker responsible for the NCIB. The ASPP is intended to allow for the purchase of common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions and customary self-imposed blackout periods. The Company accrued $8.0 million (2024: $8.0 million) for share repurchases under the ASPP for the self-imposed blackout period over the quarter-end reporting period.

Dividends

In the three months ended March 31, 2025, Triple Flag declared and paid dividends totaling $11.0 million (2024: $10.6 million), which equates to an average dividend per share of $0.055 (2024: $0.0525). For the three months ended March 31, 2025, no shares were issued from treasury for participation in the Dividend Reinvestment Plan (2024: nil).

13. Financial instruments

The Company’s financial instruments include cash and cash equivalents, amounts receivable (excluding value added taxes and prepaid expenses), investments and loans receivable, amounts payable and other liabilities (excluding stock-based compensation), lease obligations and debt.

IFRS 9 applies an expected credit loss model to evaluate financial assets for impairment. The Company’s financial assets that are subject to the expected credit risk model include cash and cash equivalents, amounts receivable (excluding value added taxes and prepaid expenses) and loans receivable. The amounts receivable (excluding value added taxes and prepaid expenses) are carried at amortized cost and had a carrying value of $15.0 million as at March 31, 2025 (December 31, 2024: $16.0 million), and loans receivable had a carrying value of $1.8 million (December 31, 2024: $1.8 million).

The expected credit loss for the loans receivable is measured based on the general approach. The expected credit losses were estimated as the difference between the contractual cash flows that are due to Triple Flag and the cash flows that management expects to receive, discounted at the original effective interest rate. Cash flows that management expects to receive are based on the expected ability of the counterparties to repay the amounts owed, which is dependent on a variety of factors including, among others, production results, operating costs, commodity prices and capital requirements. Triple Flag considered both quantitative and qualitative factors as part of this assessment.

The Company applies the simplified approach permitted by IFRS 9 for amounts receivable, which requires lifetime expected credit losses to be recognized from initial recognition of the receivables. Considering the current turnover and credit risk associated with the amounts receivable (excluding value added taxes and prepaid expenses), the application of the expected credit loss model did not have a significant impact, because the Company determined that the expected credit losses on these financial assets were nominal.

For the three months ended March 31, 2025, the application of the expected credit loss model did not have a significant impact (2024: $6.9 million expected credit losses charge), as the Company determined that the expected credit losses on the loan receivable was nominal. For the three months ended March 31, 2024, Triple Flag recorded a provision for expected credit losses against its Elevation Gold Mining Corp loans receivable balance, the loans were fully impaired during the year ended December 31, 2024.

To provide an indication of the reliability of the inputs used in determining fair value, the Company classifies its financial instruments into the three levels prescribed under the accounting standards. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Refer to Note 7 for additional details on the fair value hierarchy classification of investments that are measured at fair value.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

The carrying value of amounts receivable (excluding value added taxes and prepaid expenses), cash and cash equivalents, investments and prepaid gold interests, loans receivable, amounts payable and other liabilities (excluding stock-based compensation), and debt approximates their fair value. Financial assets and financial liabilities as at March 31, 2025, and December 31, 2024, were as follows:

		Financial assets	Financial liabilities
As at March 31, 2025	FVTPL	at amortized cost	at amortized cost
Cash and cash equivalents	$—	$18,757	$—
Amounts receivable (excluding value added taxes and prepaid expenses)	—	14,974	—
Prepaid gold interests	48,825	—	—
Investments	3,692	—	—
Loans receivable	—	1,821	—
Amounts payable and other liabilities (excluding stock-based compensation)	—	—	13,388
Total	$52,517	$35,552	$13,388

		Financial assets	Financial liabilities
As at December 31, 2024	FVTPL	at amortized cost	at amortized cost
Cash and cash equivalents	$—	$36,245	$—
Amounts receivable (excluding value added taxes and prepaid expenses)	—	16,022	—
Prepaid gold interests	49,539	—	—
Investments	3,010	—	—
Loans receivable	—	1,784	—
Amounts payable and other liabilities (excluding stock-based compensation)	—	—	18,167
Total	$52,549	$54,051	$18,167

14. Revenue

Revenue is comprised of the following:

For the three months ended March 31,	2025	2024
Revenue from contracts with customers
Stream and related interests
Gold	$44,204	$20,336
Silver	19,289	19,167
Royalty Interests	18,752	16,653
Revenue – other	—	1,372
Total revenues	$82,245	$57,528

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Stream and related interests and royalty revenues were mainly earned from the following mineral interests:

For the three months ended March 31,	2025	2024
Revenue from contracts with customers
Stream and related interests
Northparkes	$25,547	$13,009
Cerro Lindo	14,503	13,628
Impala Bafokeng	4,759	3,181
Auramet	3,635	2,608
Bonikro	3,635	—
Buriticá	3,592	2,015
Agbaou	3,148	—
Altan Tsagaan Ovoo	2,690	2,849
La Colorada	1,878	1,137
Other	106	1,076
	$63,493	$39,503
Royalty Interests
Beta Hunt	$4,642	$2,513
Fosterville	2,962	2,176
Camino Rojo	1,953	1,357
Young-Davidson	1,699	1,349
Agbaou	1,653	679
Florida Canyon	1,539	928
Kensington	917	4,606
Stawell	803	789
Other	2,584	2,256
	$18,752	$16,653
Revenue from contracts with customers	$82,245	$56,156
Revenue – other	$—	$1,372
Total revenues	$82,245	$57,528

During the three months ended March 31, 2025, sales to one financial institution accounted for 67% of the Company’s revenue (2024: 56%). The Company would not be materially affected should this financial institution cease to buy metal credits from the Company as these sales would be redirected to alternative financial institutions.

15. Segment disclosure

The Company’s business is organized into one single operating segment, consisting of acquiring and managing precious metals and other high-quality streams and related interests and royalties. The Company’s chief operating decision-maker, the CEO, makes capital allocation decisions, reviews operating results and assesses performance on a single operating segment basis.

Geographic revenues from the sale of metals acquired from streams and related interests and royalties is determined by the location of the mining operations giving rise to the stream and related interest or royalty.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

For the three months ended March 31, 2025 and 2024, stream and related interest and royalty revenues were mainly earned from the following jurisdictions:

Revenue by geography

For the three months ended March 31,	2025	2024
Australia[1]	$34,612	$19,871
Peru[2]	14,673	13,843
Côte d'Ivoire[3]	8,436	680
United States[4]	6,091	10,591
South Africa[5]	4,759	3,181
Mexico[6]	3,865	2,743
Colombia[5]	3,592	2,015
Canada[7]	3,435	1,755
Mongolia[5]	2,690	2,849
Other[5]	92	—
Total revenues	$82,245	$57,528

1.	Includes revenue from streams for the three months ended March 31, 2025, of $25.5 million (2024: $13.0 million), and revenue from royalties for the three months ended March 31, 2025, of $9.1 million (2024: $6.9 million).
2.	Includes revenue from streams for the three months ended March 31, 2025, of $14.5 million (2024: $13.6 million), and revenue from royalties for the three months ended March 31, 2025, of $0.2 million (2024: $0.2 million).
3.	Includes revenue from streams for the three months ended March 31, 2025, of $6.7 million (2024: $nil), and revenue from royalties for the three months ended March 31, 2025, of $1.7 million (2024: $0.7 million).
4.	Includes revenue from streams and related interests for the three months ended March 31, 2025, of $3.6 million (2024: $3.7 million), revenue from royalties for the three months ended March 31, 2025, of $2.5 million (2024: $5.6 million), and other revenue for the three months ended March 31, 2025, of $nil (2024: $1.3 million).
5.	All revenue from streams and related interests.
6.	Includes revenue from streams for the three months ended March 31, 2025, of $1.9 million (2024: $1.1 million), and revenue from royalties for the three months ended March 31, 2025, of $2.0 million (2024: $1.6 million)
7.	All revenue from royalties.

16. Change in working capital

For the three months ended March 31,	2025	2024
Decrease (increase) in amounts receivable and other assets	$1,394	$(6,481)
(Increase) decrease in inventory[1]	(456)	323
Decrease in amounts payable and other liabilities	(4,189)	(324)
Change in working capital	$(3,251)	$(6,482)

1. Excludes depletion

17. Subsequent events

Acquisition of Orogen Royalties Inc. (“Orogen”)

On April 21, 2025, Triple Flag entered into a definitive agreement to acquire all of the issued and outstanding common shares of Orogen pursuant to a plan of arrangement (the “Transaction”). The total consideration consists of approximately C$171.5 million in cash and approximately C$171.5 million in Triple Flag shares. All of Orogen’s assets, except for the 1.0% Expanded Silicon NSR royalty, will be spun off to a separate publicly traded company (“Orogen Spinco”) as part of the plan of arrangement. Upon Orogen Spinco going public, Triple Flag has agreed to separately invest C$10 million to obtain an approximate 11% interest in Orogen Spinco.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Pursuant to the Transaction, Orogen shareholders may elect to receive either C$1.63 in cash or 0.05355 of a Triple Flag share per each Orogen share held and will also receive 0.25 shares in the newly created Orogen Spinco per Orogen share held. Triple Flag entered into a forward exchange contract to manage the currency risk associated with the Transaction.

Completion of the Transaction is also subject to shareholder approval, regulatory and court approvals and other customary closing conditions, including the listing of Orogen Spinco on the TSX.V.